HBOS plc

The Mound
EDINBURGH
EH1 1YZ

7th January 2003

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

Exemption

Dear Sirs, Halifax Group

I enclose documents either sent to shareholders or made available to the public during the period 1st January to 31st January 2003.

Announcements made to the London Stock Exchange:-

02.01.03	The Equitable Life Assurance Society notified of major interest in Thompson Clive Investments PLC. Total holding following notification 1,662,165 (15.04%)
03.01.03	Rule 8 Disclosure. 375,000 shares bought at £1.10 per share in Thistle Hotels plc. Total owned or controlled 14,991,105 (3.11%)
03.01.03	Rule 8 Disclosure. 250,000 shares sold in P & O Princess Cruises at £4.31 per share. Total owned or controlled 9,212,810 (1.33%)
03.01.03	Rule 8 Disclosure. 150,000 shares sold in Codascisys PLC at £2.45 per share. Total owned or controlled 839,278 (3.37%)
03.01.03	Director Shareholding - HSDL Nominees Limited/Halifax Nominees Limited PEP/ISA re-investment.
03.01.03	Director Shareholding - J R Crosby & P Hodkinson granted options under the HBOS plc Sharesave Plan.
06.01.03	George Mitchell appointed Governor of Bank of Scotland and Sir Ron Garrick appointed Deputy Chairman of HBOS plc following retirement of Sir Peter Burt.
06.01.03	Rule 8 Disclosure. 162,000 shares bought in House of Fraser PLC at £0.83 per share. Total owned or controlled 6,028,470 (2.60%)
06.01.03	Rule 8 Disclosure. 220,000 shares bought in Thistle Hotels plc at £1.1650 per share. Total owned or controlled 15,211,105 (3.16%)
07.01.03	Rule 8 Disclosure. 200,000 shares bought in Thistle Hotels plc at £1.16 per share. Total owned or controlled 15,411,105 (3.20%)
08.01.03	Additional Listing. Application to UKLA & LSE for block listing of 282,087 ordinary shares 25p each under the Bank of Scotland SAYE Scheme.
09.01.03	Halifax House Price Index
09.01.03	Rule 8 Disclosure. 1,370,000 shares bought in Thistle Hotels plc at £1.1474 per share. Total owned or controlled 16,781,105 (3.49%)
09.01.03	Rule 8 Disclosure. 3 shares bought in WM Morrison Supermarkets plc at £2.09 per share. Total owned or controlled 20,276,539 (1.30%)
10.01.03	Rule 8 Disclosure. 5,000 shares bought at £2.095, 70 shares bought at £2.09 and 1,000 shares sold at £2.092, all WM Morrison Supermarkets plc. Total owned or controlled 20,280,609 (1.30%)
10.01.03	Rule 8 Disclosure. 19,139 shares sold at £4.42 and 887 sold at £4.36 both P & O Princess Cruises plc. Total owned or controlled 9,192,784 (1.33%)
10.01.03	Rule 8 Disclosure. 50,000 shares sold at £2.662 and 14,000 sold at £2.667 both Safeway plc. Total owned or controlled 11,751,740 (1.12%)
13.01.02	HBOS's notification of major interest in Britannic Group plc. Total holding following notification 9,788,837 (4.98%)
13.01.03	Rule 8 Disclosure. 1,075 shares sold in WM Morrison Supermarkets plc at £1.83 per share. Total owned or controlled 20,279,534 (1.30%)

dlw 3/3

13.01.03	Rule 8 Disclosure. 800 shares sold in Firth Rixson plc at £0.2575 per share. Total owned or controlled 12,705,047 (6.59%)
14.01.03	Rule 8 Disclosure. 1,575 shares sold in WM Morrison Supermarkets plc at £1.84 per share. Total owned or controlled 20,277,959 (1.30%)
15.01.03	Rule 8 Disclosure. 70,000 shares sold in Safeway plc at £2.662 per share. Total owned or controlled 11,681,740 (1.11%)
15.01.03	Rule 8 Disclosure. 858,300 shares sold in Safeway plc at £2.941 per share. Total owned or controlled 10,823,440 (1.03%)
15.01.03	Rule 8 Disclosure. 3,668 shares in WM Morrison Supermarkets transferred out. Total owned or controlled 20,274,291 (1.30%)
15.01.03	Rule 8 Disclosure. 1,501 shares in WM Morrison Supermarkets sold at £1.87 and 6,000 transferred out. Total owned or controlled 20,266,790 (1.30%)
16.01.03	Rule 8 Disclosure. 713,358 shares sold in Safeway plc at £2.9374 per share. Total owned or controlled 10,110,082 (0.96%)
16.01.03	Rule 8 Disclosure. 10 shares bought in WM Morrison Supermarkets plc at £1.81 per share, 1,585 sold at £1.83 and 878 sold at £1.84. Total owned or controlled 20,264,337 (1.30%)
16.01.03	HBOS plc and subsidiaries notified of major interest in Kiln plc. Total holding following notification 19,973,944 shares (9.79%)
17.01.03	Rule 8 Disclosure. 465,000 shares bought in J Sainsburys plc at £2,3544. 1,222 sold at £2.41, 90 sold at £2.40 and 527 transferred out. Total owned or controlled 51,250,916 (2.66%)
17.01.03	Rule 8 Disclosure. 6,000 shares transferred in WM Morrison Supermarkets plc. Total owned or controlled 20,270,337 (1.30%)
17.01.03	Rule 8 Disclosure. 36,085 shares bought in WM Morrison Supermarkets plc at £1.7725 per share. Total owned or controlled 20,206,422 (1.30%)
20.01.03	Rule 8 Disclosure. 634 shares sold in P & O Princess Cruises plc at £4.3375 per share. Total owned or controlled 9,192,150 (1.33%)
20.01.03	Rule 8 Disclosure. 864 shares sold in P & O Princess Cruises plc at £4.31 per share. Total owned or controlled 9,191,286 (1.33%)
20.01.03	Rule 8 Disclosure. 2,400 shares in WM Morrison Supermarkets plc at £1.8425 per share. Total owned or controlled 20,304,022 (1.30%)
20.01.03	Rule 8 Disclosure. 6,917 shares bought in J Sainsbury plc at £2.40. Total owned or controlled 51,257,833 (2.66%)
21.01.03	Rule 8 Disclosure. 3,000 shares sold in WM Morrison Supermarket - transfer out. Total owned or controlled 20,301,022 (1.30%)
23.01.03	Rule 8 Disclosure. 3,017 shares bought at £1.8625 and 2,425 shares sold at £1.8825, both in Tesco PLC. Total owned or controlled 74,394,766 (1.03%)
23.01.03	Rule 8 Disclosure. 1,191 shares sold in P & O Princess Cruises at £4.33 per share. Total owned or controlled 9,190,095 (1.33%)
23.01.03	Rule 8 Disclosure. 7,000 shares sold at £1.865 and 24 bought at £1.8646, both in WM Morrison Supermarkets plc. Total owned or controlled 20,294,046 (1.30%
23.01.03	Rule 8 Disclosure. 2,490 shares sold in WM Morrison Supermarkets at £1.8675 per share. Total owned or controlled 20,291,556 (1.30%)
23.01.03	Rule 8 Disclosure. 2,080 shares sold in WM Morrison Supermarkets at £1.8527 per share. Total owned or controlled 20,289,476 (1.30%)
24.01.03	Rule 8 Disclosure. 29,000 shares bought in P & O Princess Cruises at £4.2475 per share. Total owned or controlled 9,219,095 (1.33%)
24.01.03	Rule 8 Disclosure. 1,295,183 shares bought in J Sainsbury plc at £2.4068 per share. Total owned or controlled 52,553,016 (2.73%)
27.01.03	Rule 8 Disclosure. 6,000 shares sold in Tesco PLC - transfer out. Total owned or controlled 74,476,732 (1.03%)
28.01.03	Rule 8 Disclosure. 21,400 shares bought in Tesco PLC at £1.7375 per share. Total owned or controlled 74,498,132 (1.03%)
28.01.03	Additional Listing. Application made to UKLA & LSE for block listing of 346,320 shares under the Bank of Scotland SAYE Scheme
28.01.03	DS Smith plc received notification that HBOS plc and its subsidiaries no longer have a notifiable interest in the ordinary shares of the company.
28.01.03	Rule 8 Disclosure. 22,800 shares bought in J Sainsbury plc at £2.3975 per share. Total owned or controlled 52,575,816 (2.73%)
29.01.03	Dealing by substantial shareholders. HBOS plc notified of major interest in The Davis Service Group PLC. Total holding following notification 5,691,011 (below 3%)
29.01.03	Rule 8 Disclosure. 4,650 shares in WM Morrison Supermarkets sold at £1.6877 and 2,300 shares sold at £1.6704. Total owned or controlled 20,282,526 (1.30%)

29.01.03	Rule 8 Disclosure. 2,772 shares sold at £1.7211 and 10,000 shares bought at £1.7288, both in Tesco PLC. Total owned or controlled 74,505,360 (1.03%)
30.01.03	HBOS plc and subsidiaries notified of major interest in Collins Stewart Holdings plc. Total holding following notification 3,751,489 (3.53%)
31.01.03	Rule 8 Disclosure. 800 shares sold in WM Morrison Supermarkets plc at £1.6215 per share. Total owned or controlled 20,281,726 (1.30%)
31.01.03	Rule 8 Disclosure. 2,400 shares transferred out and 97,800 bought at £1.6409, both in Tesco PLC. Total owned or controlled 74,600,760 (1.03%)
31.01.03	Rule 8 Disclosure. 19,200 shares bought at £2.36, 1,100,000 bought at £2.30, 500,000 bought at £2.32, 6 bought at £2.317 and 1,500 sold at £2.362 - all in J Sainsbury plc. Total owned or controlled 54,643,522 (2.84%)
31.01.03	Insight completes acquisition of Rothschild Asset Management.

Documents lodged at Companies House:

2 Form 88(2)'s – Return of Allotment of	13,153 Shares registered on 08.01.03
2 Form 88(2)'s – Return of Allotment of	36,797 Shares registered on 10.01.03
1 Form 88(2)'s – Return of Allotment of	587,972 Shares registered on 14.01.03

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

Full Text Announcement

Company	Thompson Clive Investments PLC
TIDM	TCI
Headline	Holding(s) in Company
Released	15:35 2 Jan 2003
Number	7307F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

03 FEB 24 AM 7:21

1. Name of company

Thompson Clive Investments plc

2. Name of shareholder having a major interest

The Equitable Life Assurance Society (part of HBOS plc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named at 2. Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nortrust Nominees Ltd

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

172,165 ordinary shares of 50p

8. Percentage of issued class

1.56%

9. Class of security

Ordinary shares of 50p

10. Date of transaction

Tender offer of 19.12.02

11. Date company informed

27.12.02

12. Total holding following this notification

1,662,165 shares

13. Total percentage holding of issued class following this notification

15.04%

14. Any additional information

15. Name of contact and telephone number for queries

Susan A Thompson (Mrs)

16. Name and signature of authorised company official responsible for making this notification

Susan A Thompson (Mrs)

Date of notification

2.1.2003

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	11:21 3 Jan 2003
Number	7571F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/01/03

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
375,000		£1.10

3. Resultant total of the same class owned or controlled (and percentage of class)

14,991,105	3.11%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:28 3 Jan 2003
Number	7581F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 31/12/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	250,000	£4.31

3. Resultant total of the same class owned or controlled (and percentage of class)

9,212,810	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Codascisys plc
Released	11:30 3 Jan 2003
Number	7585F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 31/12/02

Dealing in (name of company) CODASCISYS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	150,000	£2.45

3. Resultant total of the same class owned or controlled (and percentage of class)

839,278	3.37%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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03 FEB 21 AM 7:21

Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:45 3 Jan 2003
Number	7865F

1) Name of company:

HBOS plc

2) Name of Director:

(a) Peter Burt

(b) James Crosby

(c) Mike Ellis

(d) Sir Ronald Garrick

(e) Andy Hornby

(f) Colin Matthew

(g) Gordon McQueen

3) Is holding in own name/wife's name or non-beneficial:

(a) own name

(b) own name

(c) own name and spouse

(d) spouse

(e) own name

(f) own name

(g) own name

4) Name of registered holder:

HSDL Nominees Limited/Halifax Nominees Limited.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) Director

(b) Director

(c) Director and spouse

(d) spouse

(e) Director

(f) Director

(g) Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

PEP/ISA re-investments.

7) Number of shares/amount of stock acquired:

(a) (i)9 (ii) 1 (iii) 1

(b) 7

(c) (i) 10 (ii) 19

(d) 27

(e) 11

(f) (i) 96 (ii) 2 (iii) 14

(g) (i) 82 (ii) 2 (iii) 11

8) Percentage of issued class: (a) to (g) de minimis

9) Number of shares/amount of stock disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share:

(a) (i) 710.0p (ii) 641.87p (iii) 648.37p

(b) 644.24p

(c) (i) & (ii)644.24p

(d) 644.24p

(e) 644.24p

(f) (i) 710.0p (ii) 641.87p (iii) 648.37p

(g) (i) 710.0p (ii) 641.87p (iii) 648.37p

13) Date of transaction:

(a) (i) 29.10.02 (ii) 10.12.02 (iii) 24.12.02

(b) 02.01.03

(c) (i) & (ii) 02.01.03

(d) 02.01.03

(e) 02.01.03

(f) (i) 29.10.02 (ii) 10.12.02 (iii) 24.12.02

(g) (i) 29.10.02 (ii) 10.12.02 (iii) 24.12.02

14) Date company informed: 3rd January 2003

15) Total holding following this notification:

(a) 529,414

(b) 96,969

(e) 40,781

(f) 54,084

(c) 73,514 (g) 54,709

(d) 9,799

16) Total percentage holding of issued class following this notification:

(a) 0.01% (e) de minimis

(b) de minimis (f) de minimis

(c) de minimis (g) de minimis

(d) de minimis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:51 3 Jan 2003
Number	7870F

1) Name of company:

HBOS plc

2) Name of Director:

(a) James Crosby

(b) Phil Hodkinson

3) Is holding in own name/wife's name or non-beneficial: N/A

4) Name of registered holder: N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) and (b) - Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(a) and (b) - Directors have been granted options under the HBOS plc Sharesave Plan (the 'Plan').

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: N/A

14) Date company informed: N/A

15) Total holding following this notification: N/A

16) Total percentage holding of issued class following this notification: N/A

17) Date of Grant: (a) and (b) - Effective from 1st January 2003

18) Period during which or date on which exercisable:

(a) 1st January 2008 - 30th June 2008
(b) 1st January 2010 - 30th June 2010

19) Total amount paid (if any) for grant of the Option:

(a) and (b) - 597.5p per ordinary share payable during the period 1st January 2003 to 31st December 2007, under the rules of the Plan.

20) Description of shares or debentures involved, class, number:

(a) 2,748 ordinary shares of 25p each

(b) 2,970 ordinary shares of 25p each

21) Option Grant Price: (a) and (b) 597.5p

22) Total number of shares or debentures over which options and awards are held following this notification:

(a) 211,424 ordinary shares of 25p each

(b) 143,905 ordinary shares of 25p each

23) Contact name for queries: Kenny Melville

24) Contact telephone number: 0131 243 5410

25) Name of company official responsible for making notification: Kenny Melville

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	11:00 6 Jan 2003
Number	8008F

HBOS ANNOUNCES NEW GOVERNOR AND DEPUTY CHAIRMAN

HBOS announces that, with effect from today, George Mitchell has been appointed Governor of Bank of Scotland and Sir Ron Garrick has been appointed Deputy Chairman of HBOS plc. These appointments follow the retirement of Sir Peter Burt, Deputy Chairman of HBOS and Governor of Bank of Scotland.

George Mitchell is Chief Executive of Bank of Scotland Corporate Banking and Treasurer and Managing Director of Bank of Scotland. He held senior positions in various divisions, including, Treasury, International and Personnel before being appointed Chief Executive of the Bank of Scotland Retail Bank in 1999 and Chief Executive of Corporate Banking in 2000.

One of the UK's most experienced and respected industrialists and an engineer by training, Sir Ron Garrick was appointed Chairman of the Weir Group PLC in January 1999, having been Chief Executive since 1982. During his time as Chief Executive, the Weir Group became the largest and most profitable engineering group based in Scotland. A non-executive Director of HBOS plc, he has also been a Board member of Shell UK, Scottish Power and Scottish Enterprise.

Dennis Stevenson, Chairman of HBOS plc, said:

"George Mitchell has a tremendous range of experience in banking and finance, a great commitment to Bank of Scotland and a profound knowledge of the UK Corporate Sector.

Ron Garrick is one of Scotland's leading industrialists and has an outstanding track record in leading and developing major manufacturing companies. His knowledge of the UK industrial sector will be of great benefit to HBOS, a major provider of finance to firms across the UK."

Ends.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - House of Fraser
Released	12:06 6 Jan 2003
Number	8095F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) ..nd 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/01/03

Dealing in (name of company) HOUSE OF FRASER PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
162,000		£0.83

3. Resultant total of the same class owned or controlled (and percentage of class)

6,028,470	2.60%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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03 FEB 24 AM 7:21

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	12:08 6 Jan 2003
Number	8097F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/01/03

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
220,000		£1.1650

3. Resultant total of the same class owned or controlled (and percentage of class)

15,211,105	3.16%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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03 FEB 24 7:21

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	10:53 7 Jan 2003
Number	8551F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/01/03

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
200,000		£1.16

3. Resultant total of the same class owned or controlled (and percentage of class)

15,411,105	3.20%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	15:24 8 Jan 2003
Number	9348F

HBOS PLC.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 282,087 Ordinary shares 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index Dec 2002
Released	08:00 9 Jan 2003
Number	9525F

Halifax House Price Index

National Index	**DECEMBER 2002**

Key Points

- **Underlying house price inflation increased by approximately 1% across the UK during December. The headline -2.1% figure reported is purely attributable to some important technical adjustments made in December; it does not reflect the underlying dynamics of the housing market.**
- The annual rate of house price inflation is 26.4%. (See Note at the end of this statement).
- There are two technical adjustments. We have adjusted the multivariate regression analysis dealing with the number of garages, one of the components of the HPI. Properties costing in excess of £1 million, previously excluded from the index, are now also included. Taken together, these adjustments reduce the previously published 29.2% annual figure, reported in November by approximately 3%.
- With these adjustments, on a regional basis, annual house price growth during 2002 has been the strongest in the Midlands. East Midlands has seen the largest annual rise (42%) whilst in West Midlands prices have risen by 35.8%. The South West (32.7%) and Wales (28.1%) have also all seen house prices exceed the UK average (26.4%). House prices in other regions grew at a slower rate during 2002; Yorkshire and Humber (26.3%), South East (25.8%), North (25.5%), North West (25.1%), East Anglia (20.3%), Greater London (19.4%) and Scotland (11.6%). Annual house price inflation was weakest in Northern Ireland (5.8%).
- Affordability remains very good. With mortgage payments representing 15% of gross earnings for a typical new borrower, significantly below the long run average of 22% and bank base rates remaining at 4%, we are optimistic about the future prospects for the housing market. We expect annual house price growth in 2003 to be around 9%.

Commenting on the figures Martin Ellis, Chief Economist, said:

"House price growth in 2002 was one of the highest on record. The combination of low interest rates and low unemployment, and a persistent shortage of properties available for sale, were the main factors creating last year's very buoyant market.

The continuation of low interest rates, high levels of employment and the low proportion of earnings taken up by mortgage payments for a new borrower - which stands at 15% - will provide a solid foundation for housing demand over the coming year.

Nonetheless, the difficulties that increasing numbers of first-time buyers are facing in getting on to the housing ladder will curb demand causing house price growth to slow.

Accordingly, we expect house price inflation to slow from 26% in the last quarter of 2002 to 9% at the end of 2003.

The biggest price rises over the past year have been recorded in the Midlands, the South West, Wales and northern England as buoyant conditions have spread from London and the South East to other parts of the country. London has slipped down the regional house price growth league, resulting in a narrowing in the wide gulf between prices in the capital and the rest of the country during the past 12 months. We expect this pattern to continue during 2003."

All Houses, All Buyers Index (1983=100)		
Index (seasonally adjusted) 394.2	Monthly Change -2.1%	Annual Change 26.4%
Standardised Average Price (seasonally adjusted) £121,794		

NOTE: The 26.4% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	11:32 9 Jan 2003
Number	9698F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/01/03

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
1,370,000		£1.1474

3. Resultant total of the same class owned or controlled (and percentage of class)

16,781,105	3.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:36 9 Jan 2003
Number	9699F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
3		£2.09

3. Resultant total of the same class owned or controlled (and percentage of class)

20,276,539	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

03 FEB 24 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Sprmkts
Released	11:50 10 Jan 2003
Number	0224G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
5,000		£2.095
70		£2.09
	1,000	£2.092

3. Resultant total of the same class owned or controlled (and percentage of class)

20,280,609	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Lynda Hall

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:52 10 Jan 2003
Number	0230G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/01/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	19,139	£4.42
	887	£4.36

3. Resultant total of the same class owned or controlled (and percentage of class)

9,192,784	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Lynda Hall

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:53 10 Jan 2003
Number	0235G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/01/03

Dealing in (name of company) SAFEWAY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	50,000	£2.662
	14,000	£2.667

3. Resultant total of the same class owned or controlled (and percentage of class)

11,751,740	1.12%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Lynda Hall

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Sprmkts
Released	10:55 13 Jan 2003
Number	0691G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,075	£1.83

3. Resultant total of the same class owned or controlled (and percentage of class)

20,279,534	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Firth Rixson
Released	11:12 13 Jan 2003
Number	0705G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/01/03

Dealing in (name of company) FIRTH RIXSON PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	800	£0.2575

3. Resultant total of the same class owned or controlled (and percentage of class)

12,705,047	6.59%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	BRITANNIC GROUP PLC
TIDM	BRT
Headline	Holding(s) in Company
Released	16:40 13 Jan 2003
Number	0841G

britannic group

RNS Number:0841G
BRITANNIC GROUP PLC
13 January 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

BRITANNIC GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) (N/A %) of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

\-

8) (N/A %) of issued Class

\-

9) Class of security

ORDINARY SHARES OF 5P

10) Date of transaction

UNKNOWN

11) Date company informed

13 JANUARY 2003

12) Total holding following this notification

9,788,837

13) Total percentage holding of issued class following this notification

4.98%

14) Any additional information

-

15) Name of contact and telephone number for queries

ALISON FORD 01564 202670

16) Name and signature of authorised company official responsible for making this notification

PHILIP GRIFFIN-SMITH
DEPUTY COMPANY SECRETARY

Date of Notification 13 JANUARY 2003

Letter to: Britannic Group Plc

Dated 9th January 2003

On behalf of HBOS Plc,

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended on behalf of HBOS PLC, we give notice that HBOS Plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund	Registered Holder
0434256	676,342	Ordinary 5p	2304	Chase Nominees Ltd a/c CMIG 2304
0434256	1,174,721	Ordinary 5p	2314	Chase Nominees Ltd A/C CMIG 2314
0434256	153,793	Ordinary 5p	HLBA	Morgan Nominees Limited
0434256	136,790	Ordinary 5p	HLFO	Morgan Nominees Limited
0434256	6,219	Ordinary 5p	HPBA	Morgan Nominees Limited
0434256	4,916	Ordinary 5p	HPFO	Morgan Nominees Limited
0434256	162,588	Ordinary 5p	HXLFE	Morgan Nominees Limited
0434256	6,138	Ordinary 5p	HXPEN	Morgan Nominees Limited
0434256	766,000	Ordinary 5p	SJP RF79	HSBC Global Nominees (UK) Ltd a/
0434256	520,000	Ordinary 5p	SJP RF82	HSBC Global Nominees (UK) Ltd a/
0434256	40,000	Ordinary 5p	SJP RF83	HSBC Global Nominees (UK) Ltd a/
0434256	323,000	Ordinary 5p	SJP RF91	HSBC Global Nominees (UK) Ltd a/
0434256	30,000	Ordinary 5p	SJP RF92	HSBC Global Nominees (UK) Ltd a/
0434256	500	Ordinary 5p	PP1117	Pershing Keen Nominees
0434256	1,000	Ordinary 5p	PP2352	Pershing Keen Nominees
0434256	250,000	Ordinary 5p	UKEQ00	JP Morgan Chase, Luxembourg
0434256	6,830	Ordinary 5p	UKTRAO	JP Morgan Chase, Luxembourg
0434256	5,530,000	Ordinary 5p	WPUKEQ	Chase Nominees Ltd a/c CMIG MAIN

HBOS plc's material interest is now 9,788,837 units which is 4.98% of the shares in issue.

Letter from: Insight Investment

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Morrison W. Sprmkts
Released	11:05 14 Jan 2003
Number	1342G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,575	£1.84

3. Resultant total of the same class owned or controlled (and percentage of class)

20,277,959	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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RNS | The company news service from the London Stock Exchange

03 FEB 21 7:21

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:48 15 Jan 2003
Number	2028G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 15/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/01/03

Dealing in (name of company) SAFEWAY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	70,000	£2.662

3. Resultant total of the same class owned or controlled (and percentage of class)

11,681,740	1.11%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:49 15 Jan 2003
Number	2035G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 15/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/01/03

Dealing in (name of company) SAFEWAY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	858,300	£2.941

3. Resultant total of the same class owned or controlled (and percentage of class)

10,823,440	1.03%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:58 15 Jan 2003
Number	2049G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 15/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	3,668	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

20,274,291	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:59 15 Jan 2003
Number	2050G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 15/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,501	£1.87
	6,000	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

20,266,790	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway PLC
Released	11:17 16 Jan 2003
Number	2576G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 16/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/01/03

Dealing in (name of company) SAFEWAY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	713,358	£2.9374

3. Resultant total of the same class owned or controlled (and percentage of class)

10,110,082	0.96%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:20 16 Jan 2003
Number	2599G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 16/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
10		£1.81
	1,585	£1.83
	878	£1.84

3. Resultant total of the same class owned or controlled (and percentage of class)

20,264,337	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	Kiln PLC
TIDM	KIN
Headline	Holding(s) in Company
Released	16:41 16 Jan 2003
Number	2897G

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Name of company**

Kiln PLC

2. **Name of shareholder having a major interest**

HBOS plc and its subsidiaries

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**

As above

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**

1,301,776 - Chase Nominees Ltd a/c CMIG2304

3,973 - Pershing Keen Nominees Ltd re AD0060

6,229,378 - HSBC Global Custody Nominees (UK) Ltd - EQPEL

50,000 - Pershing Keen Nominees Ltd re PA0331

891,010 - Bank of New York Nominees a/c 683000 re SJP High Income

1,072,500 - Bank of New York Nominees a/c 683003 re SJP Recovery Unit

1,620,000 - HSBC Global Custody Nominees (UK) Ltd a/c 872859 re SJP RF32

865,000 - HSBC Global Custody Nominees (UK) Ltd a/c 872860 re SJP RF42

2,680,029 - HSBC Global Custody Nominees (UK) Ltd a/c 823496 re SJP RF79

1,427,016 - HSBC Global Custody Nominees (UK) Ltd a/c 823575 re SJP RF82

82,150 - HSBC Global Custody Nominees (UK) Ltd a/c 823721 re SJP RF83

891,010 - HSBC Global Custody Nominees (UK) Ltd a/c 823587 re SJP RF91

70,300 - HSBC Global Custody Nominees (UK) Ltd a/c 823733 re SJP RF92

2,302 - Bank of New York Nominees A/C 683013 re SJP TRACK

352,500 - HSBC Global Custody Nominees (UK) Ltd a/c 823861 SJPI RF59

2,435,000 - HSBC Global Custody Nominees (UK) Ltd a/c 823770 re SJPI RF62

5. Number of shares/amount of stock acquired

Not disclosed

6. Percentage of issued class

N/A

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p shares

10. Date of transaction

14th January 2003

11. Date company informed

16th January 2003

12. Total holding following this notification

19,973,944 shares

13. Total percentage holding of issued class following this notification

9.79%

14. Any additional information

15. Name of contact and telephone number for queries

Keith Grant - 020 7886 9000

16. Name and signature of authorised company official responsible for making this notification.

Mr Keith Grant, Company Secretary

Date of notification: 16th January 2003

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	11:53 17 Jan 2003
Number	3194G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/01/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
465,000		£2.3544
	1,222	£2.41
	90	£2.40
	527	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

51,250,916	2.66%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal,

in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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05 FEB 24 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Sprmkts
Released	11:56 17 Jan 2003
Number	3195G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
6,000		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

20,270,337 1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Sprmkts
Released	11:57 17 Jan 2003
Number	3199G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
36,085		£1.7725

3. Resultant total of the same class owned or controlled (and percentage of class)

20,306,422	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:24 20 Jan 2003
Number	3696G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 20/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/01/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	634	£4.3375

3. Resultant total of the same class owned or controlled (and percentage of class)

9,192,150	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:26 20 Jan 2003
Number	3697G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 20/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/01/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	864	£4.31

3. Resultant total of the same class owned or controlled (and percentage of class)

9,191,286	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:28 20 Jan 2003
Number	3699G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 20/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	2,400	£1.8425

3. Resultant total of the same class owned or controlled (and percentage of class)

20,304,022	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	11:38 20 Jan 2003
Number	3728G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 20/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/01/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
6,917		£2.40

3. Resultant total of the same class owned or controlled (and percentage of class)

51,257,833 2.66%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal,

in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	10:24 21 Jan 2003
Number	4148G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 21/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	3,000	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

20,301,022	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:21 23 Jan 2003
Number	5396G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/01/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	1,191	£4.33

3. Resultant total of the same class owned or controlled (and percentage of class)

9,190,095	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Suprmrkt
Released	12:24 23 Jan 2003
Number	5401G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	7,000	£1.865
24		£1.8646

3. Resultant total of the same class owned or controlled (and percentage of class)

20,294,046	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Suprmrkt
Released	12:26 23 Jan 2003
Number	5406G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/01/03

Dealing in (*name of company*) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	2,490	£1.8675

3. Resultant total of the same class owned or controlled (and percentage of class)

20,291,556	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Suprmrkt
Released	12:27 23 Jan 2003
Number	5412G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	2,080	£1.8527

3. Resultant total of the same class owned or controlled (and percentage of class)

20,289,476	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	12:33 23 Jan 2003
Number	5417G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/01/03

Dealing in *(name of company)* TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
3,017		£1.8625
	2,425	£1.8825

3. Resultant total of the same class owned or controlled (and percentage of class)

74,394,766	1.03%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O PRINCESS CRUISES
Released	11:22 24 Jan 2003
Number	5885G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/01/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
29,000		£4.2475

3. Resultant total of the same class owned or controlled (and percentage of class)

9,219,095	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J SAINSBURY PLC
Released	16:40 24 Jan 2003
Number	6210G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/01/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
1,295,183		£2.4068

3. Resultant total of the same class owned or controlled (and percentage of class)

52,553,016	2.73%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal,

in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:27 27 Jan 2003
Number	6472G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 27/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/01/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	6,000	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

74,476,732	1.03%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:41 28 Jan 2003
Number	7096G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/01/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
21,400		£1.7375

3. Resultant total of the same class owned or controlled (and percentage of class)

74,498,132	1.03%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	11:43 28 Jan 2003
Number	7102G

HBOS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 346,320 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

RNS | The company news service from the London Stock Exchange

Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	11:43 28 Jan 2003
Number	7100G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/01/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
22,800		£2.3975

3. Resultant total of the same class owned or controlled (and percentage of class)

52,575,816	2.73%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal,

in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	Davis Service Group PLC
TIDM	DVSG
Headline	Holding(s) in Company
Released	08:50 29 Jan 2003
Number	7518G

RNS Number:7518G
Davis Service Group PLC
29 January 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

THE DAVIS SERVICE GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

MATERIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 25 PENCE EACH

10) Date of transaction

N/A

11) Date company informed

29.1.2003

12) Total holding following this notification

5,691,011

13) Total percentage holding of issued class following this notification

BELOW 3%

14) Any additional information

15) Name of contact and telephone number for queries

M C HOSKIN 020 7259 6663

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .29 JANUARY 2003............

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:31 29 Jan 2003
Number	7650G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 29/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	4,650	£1.6877
	2,300	£1.6704

3. Resultant total of the same class owned or controlled (and percentage of class)

20,282,526 1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:33 29 Jan 2003
Number	7655G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 29/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/01/03

Dealing in *(name of company)* TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	2,772	£1.7211
10,000		£1.7288

3. Resultant total of the same class owned or controlled (and percentage of class)

74,505,360	1.03%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	Collins Stewart Holdings PLC
TIDM	CSH
Headline	Holding(s) in Company
Released	09:13 30 Jan 2003
Number	8083G

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Collins Stewart Holdings plc

2. Name of shareholder having a major interest

HBOS plc and it subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd a/c CMIG 2314 - 225,000 shares, State Street Nominees - 2,904,000 shares, HSBC Global Custody Nominees (UK) Ltd a/c 823496 - 596,222 shares, HSBC Global Custody Nominees (UK) Ltd a/c 823721 - 14,905 shares, HSBC Global Custody Nominees (UK) Ltd a/c 823733 - 8,862 shares, JP Morgan Chase Bank, Luxembourg - 2,500 shares

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary shares of 25p

10. Date of transaction

11. Date company informed

29 January 2003

12. Total holding following this notification

3,751,489

13. Total percentage holding of issued class following this notification

3.53%

14. Any additional information

15. Name of contact and telephone number for queries

Diana Dyer Bartlett 0207 523 8338

16. Name and signature of authorised company official responsible for making this notification

Diana Dyer Bartlett

Date of notification

30 January 2003

END

Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:33 31 Jan 2003
Number	8898G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 31/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 29/01/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	800	£1.6215

3. Resultant total of the same class owned or controlled (and percentage of class)

20,281,726	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco plc
Released	11:34 31 Jan 2003
Number	8901G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 31/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/01/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	2,400	Transfer Out
97,800		£1.6409

3. Resultant total of the same class owned or controlled (and percentage of class)

74,600,760	1.03%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	12:03 31 Jan 2003
Number	8967G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 31/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/01/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
19,200		£2.36
1,100,000		£2.30
500,000		£2.32
6		£2.317

1,500	£2.362

3. Resultant total of the same class owned or controlled (and percentage of class)

54,643,522	2.84%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	12:03 31 Jan 2003
Number	8967G

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 31/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/01/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
19,200		£2.36
1,100,000		£2.30
500,000		£2.32
6		£2.317

1,500	£2.362

3. Resultant total of the same class owned or controlled (and percentage of class)

54,643,522	2.84%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Further re Acquisition
Released	16:30 31 Jan 2003
Number	9191G

INSIGHT COMPLETES ACQUISITION OF ROTHSCHILD ASSET MANAGEMENT

Following regulatory clearances, Insight Investment Management Limited, the asset manager of HBOS plc, has now completed the acquisition of Rothschild Asset Management.

-ends-

For further information please contact:

Insight Investment press office

Tel: 020 7321 1358

Notes to editors

Insight Investment: The facts

Insight Investment Management Limited is the asset manager of HBOS plc. Registered office 33 Old Broad Street, London EC2N 1HZ. Registered no. 02111149. Regulated by the Financial Services Authority.

Insight Investment manages funds for institutional and retail clients across the full range of asset types – equities, bonds, property, derivatives, and private equity.

On 31 January 2003, Insight Investment acquired the institutional, retail and offshore (Guernsey) business of Rothschild Asset Management. The transaction gives Insight Investment total funds under management of £68bn (as at 30 September 2002). Insight Investment's asset split is around £40bn in fixed income and cash and £28bn in equities and property.

Insight Investment is part of the Insurance and Investment Division of HBOS, together with Clerical Medical, Halifax Financial Services and the HBOS general insurance businesses.

Insight Investment's web address is www.insightinvestment.com

END

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	240	662	977
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.7779	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9600		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	ORDINARY	6,281
Address:		
UK postcode:		
Name: HALIFAX NOMINEES LIMITED	ORDINARY	5,198
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 14/1/13

A ~~director~~ / secretary (GRAY) / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**8 January 2003**
Mrs Sarah Michele Tweedley Gibb Lane Farm Gibb Lane HALIFAX West Yorkshire HX2 0TW		**471**
Mrs Ruth Elizabeth Smith 3 Primrose Court Ty Canol CWMBRAN Gwent NP44 6JJ		**586**
Mr Ian Candlin 37 Sitwell Close NEWPORT PAGNELL Bucks MK16 8QR		**1765**
Mr Simon Jeremy Clegg 2 Mason Court Crosland Hill HUDDERSFIELD HD4 5NE		**131**
Mrs Maria Grazia Pia Pedley 7 Trenance Drive SHIPLEY West Yorkshire BD18 4RE		**353**
Mrs Hilary Elizabeth Roberts 35 Leofric Close Kings Bromley BURTON ON TRENT Staffs DE13 7JP		**1765**
Mrs Ruth Elizabeth Smith 3 Primrose Court Ty Canol CWMBRAN Gwent NP44 6JJ		**529**

Mrs Sarah Michele Tweedley Gibb Lane Farm Gibb Lane HALIFAX West Yorkshire HX2 0TW	**681**
TOTAL	**6,281**

8 records

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,674		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	ORDINARY	1,265
Address:		
UK postcode:		
Name: HALIFAX NOMINEES LIMITED	ORDINARY	152
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: MS MARY O'CONNELL	ORDINARY	257
Address: BOOLEYPATRICK SHOURNAGH ROAD, TOWER BLARNEY, CO CORK		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 14/1/13

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **8th January 2003**

Mr Alistair Barrett 18 Redhall Crescent EDINBURGH EH14 2HU	**70**
Mr James Corbett 16 Waterside Drive Newton Mearns GLASGOW G77 6TL	**108**
Mr Brian Andrew Crawford 34 McLaren Crescent GLASGOW G20 0LJ	**46**
Mr John Ferguson 18 Ardestie Place Monifieth DUNDEE DD5 4PS	**97**
Mrs Maria Ellen Harris Parkroyd 46 Old Gloucester Road Frenchay BRISTOL BS16 1QW	**287**
Mr Rob Holdridge James 125 Crewe Road NANTWICH Cheshire CW5 6JN	**70**
Mrs Katrina Macleod Maccuish 3 River View Crescent Cardross DUMBARTON G82 5LT	**117**
Mr Alistair Maitland 41 Carlops Road PENICUIK Midlothian EH26 9EP	**46**

Mr Danny Poul Pedersen 7 Ulster Drive EDINBURGH EH8 7JF	**145**
Mrs Maria Grazia Pia Pedley 7 Trenance Drive SHIPLEY West Yorkshire BD18 4RE	**82**
Mrs Fiona Elizabeth Reeves 19 Headcorn Road Platts Heath MAIDSTONE Kent ME17 2NH	**89**
Mrs Sarah Michele Tweedley Gibb Lane Farm Gibb Lane HALIFAX West Yorkshire HX2 0TW	**108**
TOTAL	**1265**

12 records

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	33,678		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HBOS QUEST LIMITED A/C HALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	ORDINARY	33,678
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14/1/13

A director / ~~secretary~~ deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2,524	595	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.37	£5.7879	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,119
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 14/1/13

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	252,335	234,396	95,650
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£ 2.07864	£ 4.2827	£ 5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14 01 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,362	3,379	850
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.1893	£4.5947	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: ORDINARY	Number allotted: 281,869
Address:		
UK postcode:		
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 306,103
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 14/1/13

A director / ~~secretary~~ Deputy / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange